As filed with the Securities and Exchange Commission on January 29, 2002

Amendment No. 2
to
Schedule TO
Tender Offer Statement
Under Section 14(D)(1) or 13(E)(1) of the Securities Exchange Act of 1934

Matrix Pharmaceutical, Inc.
(Name of Subject Company)

Chiron Corporation and
Manon Acquisition Corp.
a Wholly Owned Subsidiary of
Chiron Corporation
(Name of Filing Persons)

Common Stock,
and the associated Preferred Stock purchase rights
(Title of Class of Securities)

576844104
(CUSIP Number of Class of Securities)

William G. Green, Esq.
Senior Vice President, General Counsel and Secretary
Chiron Corporation
4560 Horton Street
Emeryville, CA 94608
(510) 655-8750

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:

Alison S. Ressler, Esq.
Sullivan & Cromwell
1888 Century Park East
Los Angeles, California 90067-1725
(310) 712-6600

/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/x/	third-party tender offer subject to Rule 14d-1.
/ /	issuer tender offer subject to Rule 13e-4.
/ /	going-private transaction subject to Rule 13e-3.
/ /	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO, dated January 14, 2002 (the "Schedule TO"), relating to the commencement by Manon Acquisition Corp. ("Merger Sub"), a wholly owned subsidiary of Chiron Corporation, a Delaware corporation ("Parent"), of its offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Matrix Pharmaceutical, Inc., a Delaware corporation (the "Company"), together with the associated rights to purchase Preferred Stock (the "Rights") issued pursuant to the Rights Agreement, dated as of May 18, 1995, as amended (the "Rights Agreement"), between the Company and EquiServe Trust Company, N.A. (the Common Stock and the Rights together being referred to herein as the "Shares") at a price of $2.21 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 14, 2002 (the "Offer to Purchase"), a copy of which was attached to the Schedule TO as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which was attached to the Schedule TO as Exhibit (a)(2).

Items 1-11.

        Not applicable.

Item 12. Exhibits.

        Item 12 is hereby amended to add the following:

          (a)(9)    Text of Joint Press Release issued by Chiron Corporation and Matrix Pharmaceutical, Inc. dated January 29, 2002.

Item 13. Information Required by Schedule 13e-3.

        Not applicable.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date: January 29, 2002

MANON ACQUISITION CORP.
By:	/s/ WILLIAM G. GREEN
	Name:	William G. Green
	Title:	Vice President and Secretary
CHIRON CORPORATION
By:	/s/ WILLIAM G. GREEN
	Name:	William G. Green
	Title:	Senior Vice President, Secretary and General Counsel

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